Capital One Master Trust (RECEIVABLES)*	Exhibit 20.1

MONTHLY PERIOD: June 2007

1)	Beginning of the Month Principal Receivables:	$41,721,700,255.44
2)	Beginning of the Month Finance Charge Receivables:	$693,879,820.03
3)	Beginning of the Month AMF Receivables :	$57,628,139.93
4)	Beginning of the Month Discounted Receivables:	$0.00
5)	Beginning of the Month Total Receivables:	$42,473,208,215.40

6)	Removed Principal Receivables:	$0.00
7)	Removed Finance Charge Receivables:	$0.00
8)	Removed AMF Receivables	$0.00
9)	Removed Total Receivables:	$0.00

10)	Additional Principal Receivables:	$1,517,049,194.81
11)	Additional Finance Charge Receivables:	$22,576,399.82
12)	Additional AMF Receivables	$2,294,775.45
13)	Additional Total Receivables:	$1,541,920,370.08

14)	Discounted Receivables Generated this Period:	$0.00

15)	End of the Month Principal Receivables:	$43,290,613,017.15
16)	End of the Month Finance Charge Receivables:	$783,354,145.42
17)	End of the Month AMF Receivables	$56,309,059.88
18)	End of the Month Discounted Receivables:	$0.00
19)	End of the Month Total Receivables:	$44,130,276,222.45

20)	Excess Funding Account Balance	$0.00
21)	Adjusted Invested Amount of all Master Trust Series	$37,682,319,276.49

22)	End of the Month Seller Percentage	12.95%

Capital One Master Trust (DELINQUENCIES AND LOSSES)

MONTHLY PERIOD: June 2007

			ACCOUNTS	RECEIVABLES

1)	End of the Month Delinquencies:
	2)	30 - 59 days delinquent	341,835	$467,865,818.64
	3)	60 - 89 days delinquent	224,457	$337,532,622.53
	4)	90+ days delinquent	416,886	$730,616,100.35

	5)	Total 30+ days delinquent	983,178	$1,536,014,541.52

	6)	Delinquencies 30 + Days as a Percent of End of the Month Total Receivables		3.48%

7)	Defaulted Accounts during the Month		112,580	$155,766,763.41

8)	Annualized Default Rate as a Percent of Beginning of the Month Principal Receivables			4.32%

*For calculation purposes, Beginning of Month Principal Receivables includes Additional Principal Receivables

**June 2007 COMT Net Losses were lower than expected as described below. Generally, accountholder lending agreements for credit cards permit grace periods as short as 25 days.  A grace period is the period of time between the date a statement is generated (a statement cycle date) and the payment due date.  Previously, grace periods have been as long as 30 days.  In an effort to align grace periods to the permitted 25 days, the Bank utilized a one time delay of statement cycle dates for most account holders which moved some statement cycle dates from June 2007 to July 2007.  As a result, June 2007 Net Losses were lower and July 2007 Yield is expected to be lower than what we would have expected had we not taken this action.  We do not anticipate that Net Losses or Yield will be materially impacted by such action in future months, and we do not anticipate any delay in the payment of interest or principal to noteholders as a result of this action.

Capital One Master Trust (COLLECTIONS)

MONTHLY PERIOD: June 2007

			COLLECTIONS	PERCENTAGES

1)	Total Collections and Gross Payment Rate**		$7,720,350,351.93	17.54%

2)	Collections of Principal Receivables and Principal Payment Rate		$6,946,134,195.74	16.06%

	3)	Prior Month Billed Finance Charges and Fees	$544,505,456.08
	4)	Amortized AMF Income	$34,056,945.60
	5)	Interchange Collected	$120,732,059.40
	6)	Recoveries of Charged Off Accounts	$76,307,432.90
	7)	Collections of Discounted Receivables	$0.00

	8)	Collections of Finance Charge Receivables and Annualized Yield	$775,601,893.98	21.53%

Capital One Master Trust (AMF COLLECTIONS)

MONTHLY PERIOD: June 2007

1)	Beginning Unamortized AMF Balance			$174,884,629.11
	2)	+ AMF Slug	$6,361,647.16
	3)	+ AMF Collections	$32,671,207.81
	4)	- Amortized AMF Income	$34,056,945.60
5)	Ending Unamortized AMF Balance			$179,860,538.48

**Total Collections and Gross Payment Rate is calculated as a Percent of Beginning of Month Total Receivables which includes

Additional Total Receivables